

MAIL STOP 3561

January 26, 2010

Mr. John P. Byrnes, Chief Executive Officer
Lincare Holdings Inc.
19387 US 19 North
Clearwater, Florida

      Re: Lincare Holdings Inc.
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed on February 25, 2009
              File No. 0-19946

Dear Mr. Byrnes:

     We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director

cc: Mr. Byrnes
       Legal Department
       FAX: (727) 431-1245